Exhibit 99.1

Oriental Culture Launches NFT Services Business for Cultural and Artwork Collections

Hong Kong, China, March 2, 2022 - Oriental Culture Holding LTD. (“Oriental Culture” or the “Company”) (NASDAQ: OCG), a leading online service provider of collectibles and artworks, announced today that the Company’s wholly-owned subsidiary, HKDAEx Limited, will provide services to create and mint NFTs for cultural and artwork collections and the sales, auctions and trading of NFTs through its e-commerce platform.

Mr. Mun Wah Wan, Chairman of Oriental Culture, said: “non-fungible tokens ("NFTs”) are unique, non-interchangeable and non-identical, and represent the new type of ownership of digital assets encoded on a blockchain. HKDAEx Limited is dedicated to build a leading platform that provides comprehensive services from creating and minting NFTs for cultural and artwork collections to the sales, auctions and trading of NFTs on our online platform.”

About Oriental Culture Holding LTD.

Oriental Culture Holding LTD is an online collectibles and artwork e-commerce service provider that allows collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles, artworks and commodities on our leading online platforms owned by our subsidiaries in Hong Kong. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, objectives, goals, strategies, future events or performance, as well as underlying assumptions and other statements that are not historical facts. A company is making forward-looking statements when it uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions that do not relate solely to historical matters. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s objectives and strategies; the Company’s future business development; financial condition and results of operations; demand for and acceptance of products and services; reputation and brand name; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions relating to any of the foregoing and the Company’s other risks contained in its reports filed with the Securities and Exchange Commission. For these reasons, we caution investors not to place undue reliance on any forward-looking statements contained in this press release. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances arising after the date hereof.

For further information, please contact:

Company Contact.

IR Department

Email: IR@ocgroup.hk

Phone: +852- 21103909